

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 16, 2016

<u>Via E-Mail</u>
Scott R. Saks, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166

      Re: AIXTRON SE
           **Schedule TO-T filed July 29, 2016 by Grand Chip
             Investment GmbH, Grand Chip Investment S.à r.l., Fujian Grand
             Chip Investment Fund LP, and Zhendong Liu
           SEC File No. 005-84994**

Dear Mr. Saks:

      We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

1.   We note that in section 7.4 of the offer document you include the Persons Acting Jointly With The Bidder. Please provide us your analysis of whether these persons are bidders in the tender offer.

<u>Offer Document</u>

2.   Refer to section 4.2.2. On page 17 you define the term Regulatory MAE with reference to certain financial forecasts of AIXTRON. Revise to include a reference to where that information has been publicly disclosed or include the relevant financial forecast in your offer document.

3.   Refer to section 8.2.3. Revise this section to describe every circumstance under which the BCA may be terminated. As currently disclosed, you only include some of these circumstances.

4.   Refer to section 9.7. Revise this section to describe the consequences of your lack of plans to enter into a domination agreement while holding at least 60% of AIXTRON's shares. Also, disclose whether you have any plans to acquire additional AIXTRON shares after the offer is completed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions